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                                                                    EXHIBIT 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE

             DELTEK SYSTEMS, INC. ANNOUNCES STOCK REPURCHASE PROGRAM

MCLEAN, VIRGINIA, March 25, 1999 -- DELTEK SYSTEMS, INC. (NASDAQ: DLTK) a leading provider of advanced software for project-oriented businesses, today announced that the Board of Directors had approved the repurchase of up to 1,000,000 shares of its common stock, through open market and private purchases. The timing of the purchases and the exact number of shares to be purchased will be dependent upon prevailing market conditions and price levels. Any purchases will be paid for out of the Company's general corporate funds. Shares acquired through the repurchase program will be used for general corporate purposes, including stock option and purchase plans, as the Board may determine from time to time. The Company reserves the right to modify or terminate its repurchase activities at any time.

       Mr. Kenneth E. deLaski, the President and Chief Executive Officer of Deltek Systems, Inc., stated, "Although Deltek and the ERP software industry face a more challenging near-term environment because of Y2K issues, we have confidence in the underlying strengths of the Company. The authorization of this buyback reflects our confidence in the Company's long-term growth potential and belief that our strategy will accomplish those goals. Management believes that repurchasing our own shares is an excellent investment and an appropriate use of a portion of our significant cash reserves."

About Deltek

Deltek designs, develops, and supports ERP systems for project-based businesses. Deltek enterprise-level solutions are Y2K compliant and encompass financial and project accounting, materials management, human resource and payroll administration, employee timekeeping and expense reporting, project and resource management, and information dissemination. Deltek offers a full range of related services including implementation consulting, training, software maintenance, and telephone support. A leader in providing project-based solutions to businesses since 1983, Deltek serves thousands of companies worldwide.

Industries using Deltek products include aerospace and defense, architecture and design, biotechnology, computer services, consulting services, construction, engineering, environmental, government, government contracting, high technology, laboratories, make-to-order manufacturing, not-for-profit, professional services, public relations and marketing, research and development, systems integration, and technical services.

Deltek is headquartered in McLean, Virginia, with offices in Cambridge, Massachusetts; Englewood, Colorado; San Jose, California; St. Louis, Missouri; and London, England. Product and service information is located on the World Wide Web at www.deltek.com.

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